Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 29, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	FRONTEER DEVELOPMENT GROUP INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General Meeting of Shareholders for Fronteer Development Group Inc.

1.	ISIN:	CA35903Q1063
	CUSIP:	35903Q106

2.	Date Fixed for the Meeting:	May 6, 2008

3.	Record Date For Notice:	March 28, 2008

4.	Record Date For Voting:	March 28, 2008

5.	Beneficial Ownership Determination Date:	March 28, 2008

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual General

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T: 416.361.0152    F:416.361.0470    www.equitytransfer.com